UBS Fund Services (USA) LLC

Schedule III

Statement Regarding Rule 15c3-3 and Possession or Control

December 31, 2015

The activities of Fund Services are limited to those prescribed in subparagraph (k)(2)(i) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.